Point-to-Point with Shift and Participation Rate

Indexed Crediting Method Endorsement

Minnesota Life Insurance Company

[Annuity Services • A1-9999] • [400 Robert Street North • St. Paul, Minnesota 55101-2098]

[1-800-362-3141] • [Fax 651-665-7942] • [securian.com]

This endorsement is attached to and made part of this contract as of the Contract Date. Terms not defined in this endorsement have the meaning given to them in the contract to which this endorsement is attached. To the extent any of the provisions contained in this endorsement are contrary to or inconsistent with those of the contract, the provisions of this endorsement will control.

We may offer one or more Indexed Accounts under this endorsement. The Indexed Accounts available on the Contract Date are shown on the Contract Schedule.

General Provisions

This endorsement defines the calculations of the Index Credit and Interim Value Adjustment for the Indexed Accounts shown under this endorsement on the Contract Schedule. Both the Index Credit and Interim Value Adjustment may be positive, negative, or zero as a result of the calculations described below.

Definitions

Adjusted Index Change

The percentage multiplied by the Crediting Base to calculate an Index Credit. The Adjusted Index Change is the result of applying any applicable Shift and Participation Rate to the Index Change as described in the “Calculation of the Index Credit” section.

Derivative Asset Adjustment

A component of the Interim Value Adjustment that is based on the change in the value of a hypothetical portfolio of derivatives designed to produce the Index Credit at the end of the Crediting Period.

Fixed Asset Adjustment

A component of the Interim Value Adjustment that is based on the change in the value of a hypothetical portfolio of fixed assets supporting the Indexed Account. This calculation is based on a zero-coupon bond with a yield equal to the yield of the Fixed Asset Adjustment Reference Index at the beginning of the Crediting Period.

Index Change

The percentage change in an Index since the beginning of a Crediting Period.

Participation Rate

A percentage that represents the proportion of the sum of the Index Change and Shift that may be considered in the calculation of the Adjusted Index Change. The Participation Rate for the initial Crediting Period is guaranteed for one Crediting Period. For each subsequent Crediting Period, this rate will be declared in advance of the Crediting Period, subject to the minimum shown on the Contract Schedule, and will be guaranteed for the duration of the Crediting Period.

Shift

A percentage that is added to the Index Change prior to applying the Participation Rate when determining the Adjusted Index Change. The Shift for a given Indexed Account is shown on the Contract Schedule and is guaranteed for the life of the contract.

[A123456]
ICC25-72886	Minnesota Life 1

Calculation of the Index Credit

The value of the Index on any Valuation Date is the closing price of the Index on that date. The value of the Index on any date that is not a Valuation Date is the closing price of the Index on the most recent Valuation Date.

At the end of each Crediting Period, the Index Change will be calculated as (a) divided by (b) minus 1, where:

(a)	is the value of the Index at the end of the Crediting Period, and
(b)	is the value of the Index at the beginning of the Crediting Period.

The Adjusted Index Change will then be calculated as follows.

•	If the sum of the Index Change and Shift is negative, the Adjusted Index Change is equal to the sum of the Index Change and Shift.

•	If the sum of the Index Change and Shift is zero or positive, the Adjusted Index Change is equal to the sum of the Index Change and Shift, multiplied by the Participation Rate.

The Index Credit is equal to the Adjusted Index Change multiplied by the Crediting Base.

Calculation of the Interim Value Adjustment

The calculations in this section use the following variables:

A	is the value of a hypothetical portfolio of derivatives designed to produce the Index Credit at the end of the Crediting Period, calculated as of the beginning of the Crediting Period.

B	is the value of a hypothetical portfolio of derivatives designed to produce the Index Credit at the end of the Crediting Period, calculated as of the current date.

C	is the Crediting Base.

i	is the yield of the Fixed Asset Adjustment Reference Index at the beginning of the Crediting Period. The Fixed Asset Adjustment Reference Index is shown on the Contract Schedule.

j	is the yield of the Fixed Asset Adjustment Reference Index on the current date.

T	is the total number of days in the Crediting Period.

t	is the number of days elapsed since the beginning of the Crediting Period.

Y	is the total number of years in the Crediting Period.

Portfolios A and B are both based on:

•	Long call option struck at the Index value at the beginning of the Crediting Period times (1 – Shift)

•	Short put option struck at the Index value at the beginning of the Crediting Period times (1 – Shift)

The Fixed Asset Adjustment is equal to

The Derivative Asset Adjustment is equal to

The Interim Value Adjustment is equal to the sum of the Fixed Asset Adjustment and the Derivative Asset Adjustment.

[A123456]
ICC25-72886	Minnesota Life 2

The derivative values used in the Interim Value Adjustment are calculated by us using option pricing models. While the Shift and Participation Rate are considered in the derivative calculations, the resulting Interim Value Adjustment is not explicitly subject to these parameters and may be higher or lower than if it were.

Crediting Period Expiration

At the end of each complete Crediting Period of an Indexed Account, unless otherwise instructed by you, you will remain allocated to that Indexed Account and a new Crediting Period will automatically begin. If that Indexed Account is no longer available, or a new Crediting Period would extend beyond the contract’s surrender charge period, the Account Value of that account will be automatically reallocated to an Indexed Account with a one-year Crediting Period using the same Index, Indexed Crediting Method, and Shift as the expiring Indexed Account.

If there is no Indexed Account available for either renewal or reallocation as described above, the Account Value of the expiring account will be automatically transferred to the Default Account shown on your Contract Schedule.

[A123456]
ICC25-72886	Minnesota Life 3